                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               NOVOSTE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67010C100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Robert L. Lawrence, Esq.
                               Kane Kessler, P.C.
                          1350 Avenue of the Americas,
                                   26th Floor
                               New York, NY 10019
                                 (212) 541-6222
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                               -----------------------
CUSIP No. 67010C100                                                 Page 2 of 11
--------------------------                               -----------------------

-------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Larry N. Feinberg

-------------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [ ]
                                                                                                          (b) [X]
-------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)              [ ]

-------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0
                               ------------------------------------------------------------------------------------
       NUMBER OF          8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY              1,587,105
       OWNED BY                ------------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0
         WITH                  ------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               1,587,105
-------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,587,105
-------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]

-------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.7%
-------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                          ----------------------------
CUSIP No. 67010C100                                                 Page 3 of 11
--------------------------                          ----------------------------

-------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Oracle Investment Management, Inc.

-------------------------------------------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a) [ ]
                                                                                                           (b) [X]
-------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)               [ ]

-------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0
                        -------------------------------------------------------------------------------------------
       NUMBER OF          8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY              1,581,105
       OWNED BY         -------------------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 0
         WITH           -------------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               1,581,105
-------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,581,105
-------------------------------------------------------------------------------------------------------------------

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]

-------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%
-------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


----------------------------                    --------------------------------
CUSIP No. 67010C100                                                 Page 4 of 11
----------------------------                    --------------------------------

-------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Oracle Partners, L.P.

-------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                         (b) [X]

-------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
-------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]

-------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               1,031,705
      NUMBER OF         -------------------------------------------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                0
         EACH           -------------------------------------------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                  1,031,705
                        -------------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,031,705
-------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

-------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.3%
-------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No. 67010C100                                                 Page 5 of 11
-----------------------------                    -------------------------------

-------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Oracle Associates, LLC

-------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [ ]
                                                                                                          (b) [X]
-------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)              [ ]

-------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY         -------------------------------------------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 1,292,405
         WITH           -------------------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        -------------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               1,292,405
-------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,292,405
-------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]

-------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.9%
-------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
-------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 11
Item 1.         Security and Issuer.

       (i)      Name of Issuer: Novoste Corporation (the "Company").

       (ii) Address of the Principal Executive Offices of Issuer: 3890 Steve Reynolds Blvd., Norcross, Georgia 30093.

       (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.01 par value per share, of the Company (the "Common Stock").

Item 2.         Identity and Background.

       (a)      This Schedule 13D is being filed by:

                (i) Oracle Investment Management, Inc., a Delaware corporation (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners") (1,031,705 shares), Oracle Institutional Partners, L.P., a Delaware limited partnership ("Oracle Institutional") (260,700 shares), SAM Oracle Investments Inc., a British Virgin Islands corporation ("SAM Oracle") (92,600 shares),
       Oracle Offshore Limited, a Cayman Islands corporation ("Oracle Offshore") (182,100 shares) and Oracle Investment Management, Inc. Employees Retirement Plan (the "Plan") (14,000 shares) (Oracle Partners, Oracle Institutional, SAM Oracle, Oracle Offshore and the Plan are collectively referred to as the "Managed Funds"), with respect to shares of Common Stock directly owned the Managed Funds.

                (ii) Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), which serves as the general partner of Oracle Partners and Oracle Institutional (collectively, the "Partnerships"), with respect to shares of common stock directly owned by the Partnerships.

                (iii) Oracle Partners, with respect to the shares of Common Stock directly owned by Oracle Partners.

                (iv) Mr. Larry N. Feinberg ("Mr. Feinberg"), who serves as the senior managing member of Oracle Associates, is the sole shareholder and president of the Investment Manager and is the trustee of The Feinberg Family Foundation (6,000 shares), with respect to shares of Common Stock owned by virtue of the foregoing relationships.

                The Investment Manager, Oracle Associates, Oracle Partners and Mr. Feinberg are sometimes collectively referred to as the "Reporting Persons."

       (b)      The business address of each of the Reporting Persons is:

                               Oracle Investment Management, Inc.
                               200 Greenwich Avenue
                               3rd Floor
                               Greenwich, CT 06830

       (c)      (i)   The principal business of the Investment Manager is to
       serve as investment manager to, and have investment discretion over, the securities held by the Managed Funds.

                (ii) The principal business of Oracle Associates is to serve as general partner of the Partnerships.

                (iii) Oracle Partners is a private investment fund.


                (iv) The present principal occupation of Mr. Feinberg is to invest in securities through Oracle Associates, the Investment Manager and certain other entities.


       (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Mr. Feinberg is a citizen of the United States. The Investment Manager, Oracle Partners and Oracle Associates are organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

        As of the date hereof, the Reporting Persons may be deemed to beneficially own 1,587,105 shares of the Company's Common Stock (the "Shares"). The Shares are held by the Managed Funds and the Foundation and were purchased for an aggregate purchase price of $12,671,750. The funds for the purchase of the Shares came from the working capital of the Managed Funds and the Foundation. Although none of the Managed Funds or the Foundation borrowed money specifically to purchase the Shares, some of the Shares were purchased through securities margin accounts.

Item 4. Purpose of Transaction.

        The primary interest of the Reporting Persons is to maximize the value of the Managed Funds' and the Foundation's investment in the Company. In furtherance of the foregoing, the Reporting Persons are seeking representation on the Board of Directors of the Company. The Reporting Persons intend to continually review the Company's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review, and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the Managed Funds' and the Foundation's investments in the Company as they deem appropriate. Such actions may include, but are not limited to, the following:

        1. Seeking other changes to the Board of Directors, and/or management of the Company;

        2. Seeking changes to the Company's charter and bylaws to eliminate the staggered Board of Directors and rights plan provisions;

        3. Making recommendations to management concerning various business strategies, including mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganization, liquidation or other extraordinary transactions; and

        4. Recommending hiring an investment banker to evaluate strategies to enhance shareholder value.

        Such actions may also involve the purchase of additional shares of Common Stock and, alternatively, may involve the sale of all or a portion of the Shares held by the Managed Funds or the Foundation in the open market or in privately negotiated transactions to one or more financial or strategic purchasers. As a result of the foregoing, the Reporting Persons' position with respect to the Company may not be considered solely that of passive investors. There can be no assurance, however, that the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a-b)   (i) Mr. Feinberg
            ------------
               (a) Amount beneficially owned: 1,587,105 (represents shares beneficially owned by the Investment Manager, Oracle Associates and the Foundation)
               (b) Percent of class: 9.7%
               (c) Number of shares as to which such person has:
                   (i)   Sole power to vote or direct the vote: -0-
                   (ii)  Shared power to vote or direct the vote: 1,587,105
                   (iii) Sole power to dispose or direct the disposition: -0-
                   (iv)  Shared power to dispose or direct the disposition:
                         1,587,105

        (ii) The Investment Manager
             ----------------------
               (a) Amount beneficially owned: 1,581,105 (represents shares owned by the Managed Funds)
               (b) Percent of class: 9.7%
               (c) Number of shares as to which such person has:
                   (i)   Sole power to vote or direct the vote: -0-
                   (ii)  Shared power to vote or direct the vote: 1,581,105
                   (iii) Sole power to dispose or direct the disposition: -0-

                   (iv)  Shared power to dispose or direct the disposition:
                         1,581,105

        (iii) Oracle Partners
              ---------------
               (a) Amount beneficially owned: 1,031,705
               (b) Percent of class: 6.3%
               (c) Number of shares as to which such person has:
                   (i)   Sole power to vote or direct the vote: 1,031,705
                   (ii)  Shared power to vote or direct the vote: -0-
                   (iii) Sole power to dispose or direct the disposition:
                         1,031,705
                   (iv)  Shared power to dispose or direct the disposition: -0-

        (iv) Oracle Associates
             -----------------
               (a) Amount beneficially owned: 1,292,405 (represents shares beneficially owned by the Partnerships)
               (b) Percent of class: 7.9%
               (c) Number of shares as to which such person has:
                   (i)   Sole power to vote or direct the vote: -0-
                   (ii)  Shared power to vote or direct the vote: 1,292,405
                   (iii) Sole power to dispose or direct the disposition: -0-
                   (iv)  Shared power to dispose or direct the disposition:
                         1,292,405

         The percentage of Common Stock reported as beneficially owned is based upon 16,346,173 shares outstanding as reported by the Company on Form 10-Q for the quarter ended June 30, 2002.

         (c) The Reporting Persons, the Managed Funds and the Foundation did not effect any transactions in the Common Stock during the past 60 days, except for the following:

# of Shares        Date             Purchase/Sale       Average Cost Per Share
-----------        ----             -------------       ----------------------
21,080             7/29/2002        Purchase            $   4.2882
20,000             7/29/2002        Purchase                4.7902
13,800             7/30/2002        Purchase                3.6202
5,100              7/30/2002        Purchase                4.05
13,100             7/31/2002        Purchase                4.4792
15,000             8/8/2002         Purchase                4.3619
20,000             8/19/2002        Purchase                3.8025
18,000             8/30/2002        Purchase                4.1234
2,000              9/3/2002         Sale                    4.41


         (d) No person, other than the Reporting Persons, the Managed Funds and the Foundation, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

         (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Not applicable.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1 -  Joint Filing Agreement

        Exhibit 2 -  Letter dated September 24, 2002 from Kane Kessler, P.C., counsel to the Reporting Persons, to the Company

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2002



                                  /s/ Larry N. Feinberg
                                  ---------------------------------------
                                  Larry N. Feinberg


                                  ORACLE INVESTMENT MANAGEMENT, INC.

                                  By: /s/ Larry N. Feinberg
                                      -----------------------------------
                                  Name: Larry N. Feinberg
                                  Title: President

                                  ORACLE PARTNERS, L.P.
                                  By: Oracle Associates, LLC, its general
                                  partner

                                  By: /s/ Larry N. Feinberg
                                      -----------------------------------
                                  Name: Larry N. Feinberg
                                  Title: Managing Member

                                  ORACLE ASSOCIATES, LLC

                                  By: /s/ Larry N. Feinberg
                                      -----------------------------------
                                  Name: Larry N. Feinberg
                                  Title: Managing Member